	OMB APPROVAL
	OMB Number:	3235-0116
	Expires:	March 31, 2014
	Estimated
	average burden
	hours per
UNITED STATES	response	8.7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number 000-26296

PETAQUILLA MINERALS LTD.
(Translation of registrant’s name into English)

Suite 1230 - 777 Hornby Street, Vancouver, BC, V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Exhibits
99.1	Technical Report on the Botija Abajo Project, a Satellite Deposit of the Molejon Mine dated 24 September 2012
99.2	Certificate of Qualified Person (NI 43-101)
99.3	Certificate of Qualified Person (NI 43-101)
99.4	Certificate of Qualified Person (NI 43-101)
99.5	Certificate of Qualified Person (NI 43-101)
99.6	Consent of Qualified Person (NI 43-101)
99.7	Consent of Qualified Person (NI 43-101)
99.8	Consent of Qualified Person (NI 43-101)
99.9	Consent of Qualified Person (NI 43-101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petaquilla Minerals Ltd.
(Registrant)

	Date	September 27, 2012	By	/s/ “Joao C. Manuel”
Chief Financial Officer

SEC 1815 (04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.